Exhibit 3

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could ,”“continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy” and “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to: the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy its obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives and implement its global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency of bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obliged to publicly update or revise forward-looking statements. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. . UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Sales on a like-to-like basis increased by 1% during 1Q19 due to favorable l-t-l prices in all regions as well as higher volumes in our three core products in Europe and in ready-mix and aggregates in the U.S. Higher consolidated prices for our three core products on a like-to-like basis, both sequentially and year over year Consolidated volumes for aggregates increased by 3% while volumes for cement and ready-mix decreased by 6% and 1%, respectively, on a like-to-like basis Operating EBITDA during 1Q19 decreased by 3% on a like-to-like basis, with a decline in margin of 0.5pp A Stronger CEMEX cost-reduction initiatives resulted in savings of US$37 million during 1Q19 Top-line growth driven by favorable pricing EBITDA variation Millions of U.S. dollars -6% 562 578 -3%

Free cash flow deficit reflects seasonal working-capital requirements which should revert during the rest of the year Free cash flow Millions of U.S. dollars Controlling interest net income

Healthy progress on our “A Stronger CEMEX” targets Initiatives Progress Targets Asset sales Closed/final agr.1US$477M Binding agr.2 US$316M TotalUS$793M US$1.5 – 2.0B by 2020 Operational initiatives / cost reduction US$37M US$230M by 2020 (US$170M of which will be captured in 2019) Total debt plus perpetuals reduction US$390M US$3.5B by 2020 Ongoing cash dividend program Cash dividend approved at Ordinary Shareholders’ Meeting on March 28, 2019 US$150M in 2019 1 Refers to Baltics and Nordics assets for US$387M, transaction closed in March 2019, Brazil US$31M and other fixed asset sales US$60M 2 Includes sale of German assets €87M, most of our white cement business US$180M and some assets in France for €32M; closing of these transactions is subject to the satisfaction of standard conditions for this type of transactions, which includes authorization by regulators

Mexico: pricing strategy leading to higher prices for our three core products during 1Q19 Volumes decreased for our three core products during 1Q19 mainly due to lower infrastructure spending, reduced housing activity in anticipation of the new housing policies, and our focus on our pricing strategy Prices for our three core products in local-currency terms increased during 1Q19 both sequentially and on a year-over-year basis The industrial-and-commercial sector drove cement consumption supported by tourism activity in the Pacific and Southeast regions The self-construction sector declined during the quarter; indicators such as employment, aggregate wages and remittances continue to be favorable, although moderating their growth The formal residential sector saw a significant drop in consumption reflecting reduced activity in anticipation of the start of new housing programs Infrastructure activity was affected by the termination of important projects last year, as well as a slow start in this year’s budget execution

United States: top-line growth despite adverse weather in several markets Daily volumes for ready-mix and aggregates increased by 3% and 7%, respectively, while domestic gray cement daily volumes decreased by 2% during 1Q19 Quarterly prices for our three products up on a year-over-year basis The residential sector continued to drive demand during 1Q19, however year-to-date March housing starts are down 10% year over year In the industrial-and-commercial sector, construction spending increased 3% year-to-date February, with strength in offices and lodging In the infrastructure sector, street-and-highway spending has continued to grow, up 18% year-to-date February, supported by increased state spending on highways

Operating EBITDA for the region remained flat during the quarter on a like-to-like basis with a margin expansion of 0.5pp; higher pricing, lower maintenance and labor costs offset lower volumes and higher costs related to energy and purchased clinker and cement Quarterly regional cement and aggregates prices on a like-to-like basis increased by 2% and 4%, respectively, while ready-mix prices decreased by 1% on a year-over-year basis In Colombia, both cement and ready-mix volumes increased by 8% during 1Q19 year over year; cement prices increased by 3% sequentially In Panama, our cement volumes declined by 14% during the quarter affected by high inventories in apartments and offices South, Central America and the Caribbean: Colombia recovery leading to stabilization in the region

Europe: favorable top-line growth and EBITDA expansion driven by improved volumes and prices, and A Stronger CEMEX initiatives Double-digit increase in regional volumes for our three core products during 1Q19 mainly driven by strong domestic demand and a mild winter across the region Higher regional prices for our three core products in local-currency terms, both sequentially and on a year-over-year basis Operating EBITDA increased 77% on a like-to-like basis from last year’s level, supported by favorable volume and price dynamics and our cost-reduction initiatives The infrastructure sector was the main driver of demand, supported by large infrastructure projects especially in Germany, Poland and France The residential sector also boosted demand for our products driven by favorable activity in Spain, Poland, the United Kingdom and Germany

Asia, Middle East and Africa: higher regional prices for our three core products during 1Q19 Decrease in quarterly regional volumes for our three core products mainly due to lower demand and changes in supply-demand dynamics in Egypt as well as adverse weather conditions in Israel Quarterly increase in regional prices for our three core products in local-currency terms, both sequentially and on a year-over-year basis In the Philippines, domestic gray cement volumes decreased by 1% during 1Q19; volumes were still recovering at the start of the year from the impact of the landslide which took place last September; quarterly cement prices increased by 7% in local-currency terms on a year-over-year basis In Egypt, domestic gray cement volumes declined 31% while local-currency cement prices increased by 4%, during 1Q19 on a year-over-year basis

Operating EBITDA during 1Q19 decreased by 3% on a like-to-like basis mainly due to a higher contribution from our Europe region more than offset by lower contributions from the rest of our regions Cost of sales, as a percentage of net sales, increased by 1.1pp during the first quarter of 2019 mainly reflecting higher energy costs, as well as higher volumes of purchased cement and clinker Operating expenses, as a percentage of net sales remained flat during the first quarter compared with the same period in 2018, reflecting our cost-reduction initiatives Net sales increasing by 1% on a like-to-like basis during the quarter

Higher working-capital investment in 1Q19; should revert in upcoming quarters to reach full-year guidance Average working capital days

Extended approximately US$1.1 billion of certain maturities by 3 years Issued €400 million of 3.125% euro-denominated, senior-secured notes due 2026 Called €550 million of 4.375% euro-denominated, senior-secured notes due 2023; of these, €400 million were redeemed on April 15, 2019 and the remaining €150 million are expected to be redeemed on April 30, 2019 Fitch Ratings upgraded our corporate credit rating in its global scale to BB from BB- and to A+(mex) from A (mex) in its national scale; the rating outlook is stable Successfully completed amending our 2017 Facilities Agreement Other1 Millions of U.S. dollars 1 Includes: ~US$54 million from financial fees and premiums and securitization Total debt plus perpetuals variation

Millions of U.S. dollars 1 Pro forma reflects a) full redemption in April 2019 of €550 million euros 4.375% Senior Secured Notes due March 2023 and b) maturity extension of the 2017 Facilities Agreement, as amended and restated effective as of April 2019, to 2023 and 2024 2 Convertible Subordinated Notes include only the debt component of US$515 million; total notional amount is about US$521 million Avg. life of debt: 4.6 years Extended US$1.1 billion in bank debt for three years reducing maturities in 2020 and 2021 Total debt excluding perpetual notes pro forma1 as of March 31, 2019: US$11,231 million > 2026 Fixed Income Other bank debt Convertible Subordinated Notes2 2017 Facilities Agreement Leases

2019 guidance 1 Including perpetual and convertible securities Consolidated volumes Cement: (1%) to 1% Ready mix: 2% to 4% Aggregates: 2% to 4% Energy cost per ton of cement produced Increase of approximately 0% to 3% Capital expenditures US$850 million Maintenance CapEx US$300 million Strategic CapEx US$1,150 million Total CapEx Investment in working capital US$0 to 50 million Cash taxes US$250 to 300 million Cost of debt1 Reduction of ~US$25 million

Higher consolidated volumes for aggregates while our cement and ready-mix volumes decreased during the quarter on a year-over-year basis During 1Q19, year-over-year regional volumes increased for our three core products in our Europe region and for ready-mix and aggregates in the U.S. Increased consolidated prices for our three core products during 1Q19, in local-currency terms, both sequentially and on a year-over-year basis Consolidated volumes and prices

Other income statement items during 1Q19 Other expenses, net, of US$53 million, mainly due to severance payments and impairment of assets Gain on financial instruments of US$8 million, mainly resulting from the derivatives related to GCC shares Foreign-exchange gain of US$4 million resulting mainly from the fluctuation of the Mexican peso versus the U.S. dollar Controlling interest net gain of US$39 million in 1Q19 versus a gain of US$20 million in 1Q18; the higher gain mainly reflects lower financial expenses and a positive variation both in foreign exchange fluctuations and in discontinued operations, partially offset by lower operating earnings, a lower gain in financial instruments and higher income tax

Millions of U.S. dollars 1 Convertible Subordinated Notes include only the debt component of US$515 million; total notional amount is about US$521 million Avg. life of debt: 4.1 years CEMEX consolidated debt maturity profile Total debt excluding perpetual notes as of March 31, 2019: US$11,231 million > 2026 Fixed Income Other bank debt Convertible Subordinated Notes1 2017 Facilities Agreement Leases

Additional information on debt and perpetual notes Currency denomination Interest rate 1 Includes convertible notes and leases, in accordance with International Financial Reporting Standard (IFRS) 2 Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April 2, 2019. 2018 amounts and ratios are not audited, and were not the actual amounts and ratios reported during 2018 under our Facilities Agreement dated July 2017, and are shown in this document for reference purposes only, giving effect to the adoption of IFRS 16, Leases, as if it had been in effect from January 1, 2018

Additional information on debt Total debt1 by instrument

1Q19 volume and price summary: Selected countries

2019 expected outlook: Selected countries

Definitions 3M19 / 3M18 Results for the first three months of the years 2019 and 2018, respectively AMEA Asia, Middle East and Africa Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products SCAC South, Central America and the Caribbean Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guadalupe Guyana, Jamaica, Martinique, St. Vincent, Trinidad and Tobago % var Percentage variation

Contact information Stock Information NYSE (ADS): CX Mexican Stock Exchange: CEMEXCPO Ratio of CEMEXCPO to CX: 10 to 1 Investor Relations In the United States +1 877 7CX NYSE In Mexico +52 81 8888 4292 ir@cemex.com Calendar of Events July 25, 2019 Second quarter 2019 financial results conference call October 24, 2019 Third quarter 2019 financial results conference call